Exhibit 99.12
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR)

30 April 2020

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

UK Share Plan (UKSP)

The UK Share Plan is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each (‘shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares free of charge (‘matching shares’). Qualifying UK employees are also awarded Free shares once a year.

The following PDMRs were awarded Free shares on 30 April 2020:

Security	Name of PDMR / KMP	Number of shares awarded	Price per share GBP
Rio Tinto plc	Baatar, Bold	91	39.43
Rio Tinto plc	Jacques, Jean-Sébastien	91	39.43
Rio Tinto plc	Soirat, Arnaud	91	39.43
Rio Tinto plc	Stausholm, Jakob	91	39.43

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404